Exhibit 21 SUBSIDIARY LIST AS OF NOVEMBER 14, 2005

NAME OF SUBSIDIARY	STATE OR JURISDICTION OF ORGANIZATION	OWNED BY	OWNERSHIP PERCENTAGE

American Healthways Services, Inc.	DE	American Healthways, Inc.	100%

American Healthways Government Services, Inc.	DE	American Healthways, Inc.	100%

Healthways International, Inc.	DE	American Healthways, Inc.	100%

CareSteps.com, Inc.	DE	American Healthways, Inc.	100%

Axonal Information Solutions, Inc.	DE	CareSteps.com, Inc.	100%

StatusOne Health Systems, LLC	DE	American Healthways Services, Inc.	100%

Population Health Support, LLC	DE	American Healthways Services, Inc.	100%

Healthways International Limited	England and	Healthways International, Inc.	100%
	Wales